Westcore Trust

1290 Broadway, Suite 1100

Denver, CO 80203

April 26, 2018

VIA EDGAR

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Westcore Trust (the “Registrant”)

File Nos. 2-75677, 811-03373

Post-Effective Amendment No. 98 (1933 Act) on Form N-1A filed March 1, 2018

Dear Mr. Williamson:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the Staff of the Division of Investment Management on April 17, 2018 regarding the Registrant’s Post-Effective Amendment No. 98 (1933 Act) on Form N-1A filed March 1, 2018 pursuant to Rule 485(a) under the 1933 Act (the “Registration Statement”).

Administrative Comments

1.	Comment: Please respond to the Staff comments in writing, and file your response as correspondence on EDGAR. When a comment asks for revised disclosure, or revisions are contemplated by the Trust’s response, please include draft language in your response. Also, please allow sufficient time for the Staff to review your response letter prior to filing the Registrant’s Rule 485(b) amendment to the Registration Statement.

Response: Comment complied with.

2.	Comment: The Staff’s comments may apply to more than more than one location within the Registration Statement. For brevity, the Staff has not repeated its comments, but please consider when a comment may apply to multiple locations, and if revisions are made in response to that comment, please revise the disclosure in each applicable location.

Response: Comment complied with.

U.S. Securities and Exchange Commission

Division of Investment Management

April 26, 2018

Substantive Comments

3.	Comment: On page 2, in the Fee and Expenses Table for the Westcore Fundamental International Small Cap Fund, please explain how the Registrant estimated the “Other Expenses” for the Institutional Class described in footnote 1 to the Table, and why the Registrant believes the estimate is reasonable.

Response: The Institutional Class inception date was April 29, 2016. The Registrant has revised this disclosure to eliminate the footnote because the Other Expenses data for the Institutional Class is based on the actual Other Expenses incurred during the 2017 fiscal year.

4.	Comment: On page 2, please revise footnote 2 to the Fees and Expenses Table for the Westcore Fundamental International Small Cap Fund to explain the fee waiver and expense reimbursement agreement in clear concise and understandable language. For example, the Staff notes that, in its view, it is unclear what the third agreement accomplishes that the first two do not.

Response: The Registrant has revised this footnote by separating this disclosure into multiple footnotes as follows, the first appearing in connection with the “Fee Waiver and Expense Reimbursement” and “Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursement” line items for the Retail Class, and the latter appearing in connection with the Institutional Class:

(Footnote 1) “From May 1, 2018 until at least April 30, 2020, for the Fund’s Retail Class, Segall Bryant & Hamill, LLC (the “Adviser”) has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse other expenses, so that the ratio of expenses to average net assets as reported in the Fund’s Financial Highlights will be no more than 1.50% for such period. This agreement may not be terminated or modified by the Adviser prior to April 30, 2020 without the approval of the Board of Trustees.”

(Footnote 2) “From May 1, 2018 until at least April 30, 2020, for the Fund’s Institutional Class, the Adviser has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse other expenses in the same proportion as the Retail Class waivers/reimbursements in footnote 1 above and also to waive or reimburse Institutional Class-specific Other Expenses, but only to the extent that after applying the waiver/reimbursements described in this sentence, the excess of the net Retail Class expense ratio over the net Institutional Class expense ratio does not exceed 25 basis points. If after applying the waivers/reimbursements discussed above, the excess of the net Retail Class expense ratio over the net Institutional Class expense ratio is less than 15 basis points, then the Adviser agrees to waive/reimburse such that the excess equals 15 basis points. This agreement may not be terminated or modified by the Adviser prior to April 30, 2020 without the approval of the Board of Trustees.”

U.S. Securities and Exchange Commission

Division of Investment Management

April 26, 2018

5.	Comment: Please confirm that the Adviser has no recoupment rights with respect to the waiver/reimbursement arrangement describe in connection with the Fees and Expenses Table, or add appropriate disclosure.

Response: Confirmed.

6.	Comment: On page 2, Footnote 3 of the Fees and Expenses Table for the Westcore Fundamental International Small Cap Fund references an additional fee waiver that the Adviser may discontinue at any time. Please confirm in the response letter that this waiver is not reflected in the Fee and Expenses Table.

Response: Confirmed.

7.	Comment: On page 3, the disclosure under the Principal Investment Strategies for the Westcore Fundamental International Small Cap Fund uses the terms “foreign” and “international” as if they were interchangeable. In the Staff’s view, these terms have different meanings. Please revise the disclosure for clarity and consistency. For guidance about the distinctions between these terms, please refer to the adopting release for Rule 35d-1, the “Fund Names” rule.

Response: In consideration of the Staff’s comments, the Registrant is taking the following approach with respect to the Principal Investment Strategy disclosure for the Fundamental International Small Cap Fund, and will make revisions accordingly:

1.	Leaving unchanged the reference in the first bullet point such that it will still state that “The Fund invests primarily in the common stock of approximately 35 to 60 foreign small-cap companies that are trading at a discount to the portfolio management team’s estimated intrinsic value of such company with the potential to grow their earnings and cash flows.”

2.	Changing one word in the second bullet point such that it will read “Under normal circumstances, at least eighty percent (80%) of the value of the Fund’s net assets, plus any borrowings for investment purposes, is invested in foreign small cap companies.”

3.	Leaving unchanged the reference in the fourth bullet point such that it will still state that “Under normal circumstances, the Fund primarily invests its assets in common stocks of foreign companies in developed countries. The Fund may, to a lesser extent, invest in emerging markets and/or in U.S.-based companies.”

U.S. Securities and Exchange Commission

Division of Investment Management

April 26, 2018

4.	Removing the word “international” from the sixth bullet point such that it will read “The team seeks to capitalize on the inefficiencies within its small cap universe. Investments are made in small-cap companies, primarily in developed foreign markets.”

5.	Removing the word “international” from the first sentence of the seventh bullet point such that it will read “The team believes the best way to identify attractive candidates for research is to consider companies within its entire small cap universe.”

8.	Comment: As the for the Westcore Fundamental International Small Cap Fund’s name includes the term “international,” please expressly describe how the fund will invest its assets in investments that are tied economically to a number of investments throughout the world. See Rel. No. IC-24828, footnote 42. For example, the Fund could include a policy that under normal market conditions it will invest significantly (at least 40% of its assets unless market conditions are not deemed favorable in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries located outside of the United States or doing substantial business in countries located outside the United States.

Response: As noted above, the Fundamental International Small Cap Fund intends to invest at least eighty percent (80%) of the value of its net assets, plus any borrowings for investment purposes, in foreign small cap companies, which the Registrant believes is consistent with guidance articulated by the Staff indicating that a fund investing “primarily” or “a majority of its assets” in non-U.S. securities would be acceptable for a Fund with the word “international” in its name.

9.	Comment: On page 6, the Performance Table for the Institutional Class indicates that the class inception date was April 29, 2016, but earlier in the Fees and Expenses Table the Registrant is estimating Institutional Class expenses as if the class were new. Please explain or revise as appropriate.

Response: See response to Comment 3, above.

10.	Comment: On page 13, in the section “Additional Information About the Funds”, the section includes a number of funds that do not appear to have otherwise been included in the Registration Statement. For example, the Registrant includes information about Westcore Value Funds, but does not provided summary disclosure about any of these Funds, please explain or revise.

Response: The Registration Statement filed under Rule 485(a) on March 1, 2018 included in full those funds whose disclosures were being modified such that the Registrant determined that a Rule 485(a) filing would be appropriate. The summary disclosure for the remaining funds will be included in the upcoming Rule 485(b) filing on or about April 30, 2018. The Registrant confirms that the changes included in such filing with respect to the remaining funds will qualify under Rule 485(b).

U.S. Securities and Exchange Commission

Division of Investment Management

April 26, 2018

* * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary, Westcore Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP